Exhibit 99.3

NOTICE OF CHANGE IN CORPORATE STRUCTURE

Section 4.9 of National Instrument 51-102

Names of the parties to the transaction

Barrick Gold Corporation (“Barrick”)
Randgold Resources Limited (“Randgold”)

Description of the transaction

On September 24, 2018, Barrick and Randgold announced that they had agreed terms pursuant to which Barrick would acquire all of the issued and to be issued shares of Randgold pursuant to a court-sanctioned scheme of arrangement under the Companies (Jersey) Law 1991 (the “Merger”). Under the terms of the Merger, Randgold shareholders were entitled to receive 6.1280 common shares of Barrick for each Randgold share held.

Randgold shareholders approved the Merger on November 7, 2018. The details of the Merger were set out in Randgold’s Scheme Circular dated October 4, 2018. On December 17, 2018, the Royal Court of Jersey sanctioned the Merger. The Merger became effective on January 1, 2019.

On January 2, 2019, Randgold’s shares were de-listed from the London Stock Exchange and its American depositary shares were de-listed from the NASDAQ.

Effective date of the transaction

January 1, 2019.

Names of each party, if any, that ceased to be a reporting issuer after the transaction and of each continuing entity

Following completion of the Merger, Randgold became a wholly-owned subsidiary of Barrick. Barrick continues to be a reporting issuer in all of the provinces and territories of Canada.

Randgold has filed an application to cease to be a reporting issuer in British Columbia, Ontario, Alberta, Saskatchewan, Manitoba, New Brunswick, Nova Scotia, Prince Edward Island and Newfoundland.

Date of reporting issuer’s first financial year-end after the transaction (if paragraph (a) or subparagraph (b)(ii) of section 4.9 applies)

Not applicable.

Periods, including comparative periods, if any, of the interim financial reports and annual financial statements required to be riled for the reporting issuer’s first financial year after the transaction (if paragraph (a) or subparagraph (b)(ii) of section 4.9 applies)

Not applicable.

Documents filed under NI 51-102 that described the Transaction and where those documents Can be Found in Electronic Format (if paragraph (a) or subparagraph (b)(ii) of section 4.9 applies)

Not applicable.

DATED January 2, 2019.